Exhibit 99.2

ICECURE MEDICAL LTD.

CEASEREA, ISRAEL

PROXY STATEMENT

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 20, 2024

The enclosed proxy statement is being solicited by the board of directors (the “Board of Directors”) of IceCure Medical Ltd. (the “Company”) for use at the Company’s annual and special general meeting of shareholders (the “Meeting”) to be held at on Monday, May 20, 2024 at 16:00 Israel time, or at any adjournment or postponement thereof, at the Company’s offices at 7 Ha’Eshel St., Caesarea, 3079504, Israel, and by means of remote communication, at the following link:

https://teams.microsoft.com/dl/launcher/launcher.html?url=%2F_%23%2Fl%2Fmeetup-join%2F19%3Ameeting_MmRhNzM3ZjktOGY0NS00MzZkLThkOWEtNWUxZTlkODc3YTRj%40thread.v2%2F0%3Fcontext%3D%257b%2522Tid%2522%253a%25224887d879-950f-427e-bec0-d2a19c7c7cab%2522%252c%2522Oid%2522%253a%25226a13718e-f379-4099-91d6-a1bd78f7f160%2522%257d%26anon%3Dtrue&type=meetup-join&deeplinkId=1836c6bd-6440-48e6-bb3f-c10b229e5302&directDl=true&msLaunch=true&enableMobilePage=true&suppressPrompt=true

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Quorum and Adjournment

Two or more shareholders present, personally or by proxy, holding not less than 25% (twenty-five percent) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour of the Meeting time a quorum is not present, the Meeting shall stand adjourned until Monday, May 20, 2024, at 18:00 Israel time. If a quorum is not present at the adjourned meeting within half an hour of this time, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Vote Required for Approval pf Each of the Proposals

Pursuant to the Companies Law, proposals Nos. 1, 2 and 3 described hereinafter require the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”).

Proposal No. 4 will not involve a vote by the shareholders and accordingly there is no proposed resolution.

In accordance with the Companies Law, and regulations promulgated thereunder, any shareholder of the Company holding at least 1% (one percent) of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting (and in case of a proposed additional agenda item for nominating or removal of a director, at least 5% (five percent) of the outstanding voting rights of the Company), to Mr. Ronen Tsimerman, at 7 Ha’Eshel St., Caesarea, 3079504, Israel, or via email: ronent@icecure-medical.com, no later than April 22, 2024.

Position Statements

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Mr. Ronen Tsimerman, at 7 Ha’Eshel St., Caesarea, 3079504, Israel, or via email: ronent@icecure-medical.com. Any Position Statement received will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than May 10, 2024. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement will be submitted no later than May 15, 2024.

One shareholder or more holding Ordinary Shares which reflect 5% (five percent) or more of the Company’s voting rights (47,939,741 Ordinary Shares), and whoever holds 5% (five percent) of the Company’s voting rights without taking into consideration the shares that are held by the Company’s controlling shareholder (22,728,253 Ordinary Shares) is entitled to examine the proxy and voting materials in the Company’s office after the General Meeting is held.

There may be changes on the agenda after publishing the Proxy and there may be additional Position Statements which could be published. Therefore, the most updated agenda will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

To Re-appoint Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as the independent auditor of the Company and to authorize the board of directors of the Company to determine their remuneration UNTIL THE NEXT GENERAL MEETING

Under the Companies Law, the appointment of independent auditor requires the approval of the shareholders of the Company.

On April 2, 2024, the Board of Directors has authorized and approved (following the audit committee of the Board of Directors recommendation) the re-appointment of the accounting firm of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network (“Deloitte Israel”), Certified Public Accountants, as the independent auditor of the Company until the next annual general meeting of the shareholders of the Company.

For additional information on the fees paid by the Company for audit services to Deloitte Israel in each of the previous two fiscal years, please see Item 16C, “Principal Accountant Fees and Services” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 3, 2024 (File No. 001-40753).

The Board of Directors believes that the re-appointment of Deloitte Israel as the independent auditor of the Company is in the best interests of the Company and its shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to re-appoint Deloitte Israel as the independent auditor of the Company, and to authorize the Board of Directors of the Company to determine their remuneration until the next annual general meeting of the Company’s shareholders.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 2

to RE-ELECT EACH OF MR. RON MAYRON, mR. EYAL SHAMIR, MR. YANG HUANG and Mr. vincEnt chan EACH AS A DIRECTOR OF THE COMPANY

Under the Companies Law and the Company’s Articles of Association, the management of the Company’s business is vested in the Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

The Company’s Articles of Association provide that the Company may have at least five (5) and not more than eleven (11) directors.

The Company’s Board of Directors currently consists of seven (7) directors. At each annual general meeting of the Company’s shareholders, the Company’s directors, other than the external directors, can be re-elected until the next annual general meeting.

The Company’s Board of Directors has approved the nomination of Mr. Ron Mayron, Mr. Eyal Shamir, Mr. Yang Huang and Mr. Vincent Chan (the “Directors”) for re-election to the Company’s Board of Directors until the next annual general meeting of shareholders and recommends that shareholders re-elect the Directors. Mr. Doron Birger shall not be put forward for re-election and his term as director will end following the Company’s annual general meeting. Therefore, following the annual general meeting, and assuming the re-election of the Directors, the Company’s Board of Directors will consist of six (6) directors.

The Directors, whose professional backgrounds are provided below, have advised the Company that they are willing, able, and ready to serve as directors if re-elected. Additionally, in accordance with Companies Law, each of the Directors have certified to the Company that they meet all the requirements of the Companies Law for election as a director of a public company, they possess the necessary qualifications and have sufficient time, to fulfill their duties as directors of the Company, considering the size and needs of the Company. The Company does not have any understanding or agreement with respect to the future election of the Directors.

Subject to the re-appointment of each of the Directors, they will continue to be entitled to indemnification and release letters as applicable and shall be covered by the Company’s directors and officer’s insurance.

Set forth below is certain biographical information regarding the background and experience of each of the Directors:

Ron Mayron, Chairman of the Board of Directors

Mr. Ron Mayron has served as Chairman of our Board of Directors since December 2017. Mr. Mayron has served as chairman of the board of directors of Resymmetry Ltd. from July 2016 to January 2022, InnoCan Pharma Corporation (CSE: INNO, FWB: IP4, OTC: INNPF) since November 2017, Virility Medical LTD from October 2019 to March 2023 and as a member of the board of directors of BioLight Life Sciences Investments Ltd. (TASE: BOLT) since August 2015, G-Med Ltd. since September 2015, Kaizen Bio-Tec Ltd. since May 2017, Simplivia Ltd. since May 2019, Kadimastem LTD (TASE: KDST) from December 2020 to December 2023, and Entera Bio Ltd. (NASDAQ: ENTX) since March 2021 and DNA Biomedical Solutions (TASE: DNA) from March 2021 to May 2023, 7nst-Med, Inc. (OTC:IRME) since March 2021, NureXone (CDNX) from December 2021 to July 2023. Mr. Mayron has also served as the founder and chief executive officer of RonMed Ltd. Prior to that, Mr. Mayron served as chairman of the board of directors of Wize Pharma Inc. (OTC: WIZP) from April 2015 to October 2018, Ocon Medical Ltd from January 2015 to November 2016, and as a member of the board of directors of EclipeIR (USA) Inc. from June 2016 to September 2019. Mr. Mayron also served in various positions at Teva Pharmaceutical Industries Ltd. (NYSE: TEVA, TASE: TEVA) from 1993 to 2014, including as vice president–Israel and Africa and chief executive officer of Teva Israel from 2009 to 2013. Mr. Mayron received his B.Sc. in industrial and management engineering from Ben-Gurion University of the Negev, Israel and MBA from Tel-Aviv University, Israel. Mr. Mayron also completed a special senior management and global leadership programs at the Massachusetts Institute of Technology (M.I.T), Boston and managerial skills for international business and executive international marketing programs at Insead University, France.

Eyal Shamir, Chief Executive Officer and Director

Mr. Eyal Shamir has served as our Chief Executive Officer since September 2016 and on our Board of Directors since December 2017. Mr. Shamir has over 20 years of experience as chief executive officer of medical device companies. He has served as chief executive officer of Erika Carmel Ltd. from May 2013 to August 2016, Tadbik Pack Ltd. from January 2011 to December 2012 and Hanita Lenses Ltd. from 2006 to 2010. Mr. Shamir received his B.A. in economics and business management from the Hebrew University, Israel and his MBA from the College of Management Academic Studies, Israel.

Yang Huang, Director

Mr. Yang Huang has served on our Board of Directors since April 2020. Mr. Huang has 20 years of senior sales and marketing management experience in the field of medical devices. Mr. Huang has also served as operation directors of Virtus Inspire Ventures, a private equity fund, since July 2019 and as a corporate representative of IceCure (Shanghai) MedTech Co., Ltd. since July 2020, Prior to that, Mr. Huang has served as business unit director of Olympus (Beijing) Sales & Service Co., Ltd. from November 2016 to July 2019 and as business unit director of B. Braun MEDICAL (SHANGHAI) International Trading Co., Ltd. from January 2015 to November 2016. He also served as business unit head for Stryker from September 2013 through January 2015 and as sales manager at Johnson & Johnson from October 2000 through August 2013. Mr. Huang has graduated from Cheung Kong Graduate School of Business, China and Zhejiang Medical University, China.

Vincent Chun Hung Chan, Independent Director

Mr. Vincent Chun Hung Chan has served on our Board of Directors since December 2022. Mr. Chan has been a partner at Beyond Ventures and a venture capital manager in China and Hong Kong since October 2023 and was a Senior Managing Director and Head of Asia of Samena Capital Hong Kong Limited from 2016 to 2022. From 1991 to 2016, he served several leading private equity investment companies including HSBC Equity Management Limited, Suez Asia Holdings (Hong Kong) Limited, JAFCO Investment (Asia Pacific) Ltd and Spring Capital Asia, Limited. Mr. Chan has been an independent non-executive director of CN Logistics International Holdings Limited since September 2020, and an independent non-executive director of Hywin Holdings Ltd. (Nasdaq: HYW) since June 2022. Mr. Chan is currently the Director and Treasurer of the Hong Kong Venture Capital and Private Equity Association. Mr. Chan has been a member of the Main Board and GEM Listing Review Committees of the Stock Exchange of Hong Kong since July 2020. He was previously a member of the Main Board and GEM Listing Committee of the Stock Exchange of Hong Kong from May 2007 to May 2012. He was also a member of the Public Shareholders Group of the Hong Kong Securities and Futures Commission from July 2005 to March 2011. Mr. Chan received a Bachelor of Arts degree from the University of Hong Kong in November 1986 and a master’s degree in business administration from the Manchester Business School (then known as the Victoria University of Manchester) in the United Kingdom in July 1988. He was admitted as a chartered financial analyst of the Institute of Chartered Financial Analysts, United States in September 1993.

The composition of our Board of Directors currently includes 3 individuals who are diverse under the Nasdaq Rule 5605(f) regarding board diversity, as presented in the below Board Diversity Matrix. Under Nasdaq Rule 5605(f), directors who self-identify as (i) female, (ii) an underrepresented minority or (iii) LGBTQ+ are defined as being diverse. The following chart summarizes certain self-identified personal characteristics of our directors, in accordance with Nasdaq Rule 5605(f). Each term used in the table has the meaning given to it in the rule and related instructions.

Board Diversity Matrix for IceCure Medical Ltd.
(As of April 15, 2024)

Total number of directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	6	—	—
Number of Directors who identify in Any of the Categories Below:
African American or Black	—	—	—	—
Alaskan Native of Native American	—	—	—	—
Asian	—	2	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	—	—	—	—
Two or more races or ethnicities	—	—	—	—
LGBTQ+	—	—	—	—

The shareholders of the Company will be requested to adopt the following separate resolutions at the Meeting:

“RESOLVED, to re-appoint Mr. Ron Mayron as a director of the Company until the next general meeting of shareholders.”

“RESOLVED, to re-appoint Mr. Eyal Shamir as a director of the Company until the next general meeting of shareholders.”

“RESOLVED, to re-appoint Mr. Yang Huang as a director of the Company until the next general meeting of shareholders.”

“RESOLVED, to re-appoint Mr. Vincent Chun Hung Chan as an independent director of the Company until the next general meeting of shareholders.”

The appointment each of Mr. Mayron, Mr. Shamir, Mr. Huang and Mr. Chan as directors, as mentioned above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends a vote FOR each of the above proposals.

PROPOSAL 3

TO APPROVE THE U.S. ADDENDUM TO THE COMPANY’S EMPLOYEE EQUITY INCENTIVE PLAN

The Company maintains two equity incentive plans, the 2006 Employee Stock Option Plan (the “2006 plan”) and the 2024 Employee Equity Incentive Plan (the “2024 plan”). As of March 29, 2024, the number of options allotted in the 2006 plan is 3,693,240. In addition, the number of options that have vested and have not yet been exercised or expired in the 2006 plan is 2,066,598.

The Company’s 2006 plan was adopted in 2006 and extended by the Board of Directors in May 2017 for ten (10) more years until May 2027. The Company’s employees, directors, officer, consultants, advisors, suppliers and any other person or entity whose services are considered valuable to the Company are eligible to participate in this plan. The 2024 plan was adopted by the Board of Directors in February 2024 and expires in February 2034. The Company’s employees, directors, officers, consultants, advisors, suppliers and any other person or entity whose services are considered valuable to the Company are eligible to participate in this plan.

In April 2024, the Board of Directors adopted a U.S. addendum to the Company’s 2024 plan (the “Addendum”) to confer eligibility for participation in and permit the grant of awards under the 2024 plan for any U.S. employees, directors, officers, consultants, advisors, suppliers and any other persons or entities whose services are considered valuable to the Company in accordance with the treatment of qualified incentive stock options and non-qualified incentive stock options under U.S. federal taxation law under Internal Revenue Code of 1986 (U.S. Code: Title 26). The Addendum governs grants of Awards to Employees and other Service Providers who are United States citizens or who are resident aliens of the United States for United States federal tax purposes (collectively, “U.S. Persons”). The Addendum includes a total of 600,000 Ordinary Shares available for issuance underlying grants of incentive share options (“ISOs”).

According to U.S. tax law, the Company is required to obtain the approval of the shareholders of the Company for the U.S. Addendum to the Plan, within twelve (12) months from the adoption date of the Addendum. For additional information regarding the 2024 Plan, please see exhibit number 4.9 in the Company’s annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 3, 2024 (File No. 001-40753). The Addendum to the Plan is attached as Exhibit A hereto.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the U.S. Addendum to the Company’s 2024 Plan”.

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends a vote FOR on the above proposals.

PROPOSAL 4

PRESENTATION OF THE COMPANY’S FINANCIAL STATEMENTS AND
ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

Pursuant to the Companies Law, the Company is required to present the Company’s financial statements and annual report for the year ended December 31, 2023, to the Company’s shareholders.

The Company’s financial statements and annual report on Form 20-F for the year ended December 31, 2023 was filed with the SEC on April 3, 2024 (File No. 001-40753). The Company’s financial statements and annual report for the year ended December 31, 2023 are available on the SEC’s website at the following link:

https://www.sec.gov/Archives/edgar/data/1584371/000121390024029586/ea0202979-20f_icecure.htm

At the Meeting, shareholders will have an opportunity to review, ask questions about and comment on the Company’s audited consolidated financial statements and annual report for the year ended December 31, 2023.

This agenda item will not involve a vote by the shareholders and accordingly there is no proposed resolution.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement.  If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Special General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED APRIL 15, 2024. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN APRIL 15 2024, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Your vote is important!

Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to the Company’s office at 7 Ha’Eshel St., Caesarea, 3079504, Israel.

By Order of the Board of Directors
IceCure Medical Ltd.
Ron Mayron, Chairman of the Board of Directors

Exhibit A

U.S. Addendum to the Company’s 2024 Employee Equity Incentive Plan

ADDENDUM

Terms of Awards Granted to United States
Employees and Service Providers

1.	Purpose of the Addendum

This Addendum (also referred to as the “Addendum”) is part of the IceCure Medical Ltd. 2024 Employee Equity Incentive Plan (the “Plan”) and was adopted by the Board on April 2, 2024 (“Addendum Adoption Date”). All terms not otherwise defined herein shall have the meaning ascribed to them in the Plan. This Addendum governs grants of Awards to Employees and other Service Providers who are United States citizens or who are resident aliens of the United States for United States federal tax purposes (collectively, “U.S. Persons”).

2.	Provisions of the Addendum

The provisions of the Addendum shall supersede and govern in the case of any inconsistency between the provisions of the Addendum and the provisions of the Plan; provided, however, that this Addendum shall not be construed to grant to any Participant rights not consistent with the terms of the Plan, unless specifically provided herein.

Any provisions or limitations of the Plan applicable to Awards held by a Trustee including, without limitation, Section 6 of the Plan, shall be inapplicable to an Award granted pursuant to or governed by the provisions of this Addendum.

The provisions of this Addendum that authorize the award of ISOs (as defined in Section 5 below) shall be effective as of the Addendum Adoption Date and ISOs may be granted if and only if the holders of a majority of the outstanding share capital present, or represented, and entitled to vote thereon (voting as a single class) at a duly held meeting of the shareholders of the Company approve the Plan within twelve (12) months of such date. If so approved by the shareholders, ISOs may be granted under this Addendum from time to time until the earlier of (a) the term of the Plan; or (b) the close of business on the tenth anniversary of the Addendum Adoption Date.

3.	Eligibility

(a) The individuals who shall be eligible to receive Awards under the Plan that are subject to the provisions of this Addendum shall be key Employees, Non-Employees and Service Providers who are U.S. Persons, and who render services of special importance to the management, operation or development of the Company or an Affiliate and who have contributed or may be expected to contribute materially to the success of the Company or an Affiliate. ISOs (as defined in Section 5 below) shall only be granted to any individual who is an employee of the Company, provided it is treated as a corporation for United States federal tax purposes, or an Affiliate that also satisfies the requirements of Sections 424(e) or 424(f) of the Internal Revenue Code of 1986, as amended (the “Code”), which is generally a corporation in the group with respect to which there is at least fifty percent (50%) voting power (for purposes of this Addendum, an “ISO Corporation”). NSOs (as defined in Section 5 below) shall only be granted with respect to “service recipient stock” within the meaning of United States Treasury Regulation Section 1.409A-1(b)(5)(iii).

(b) Notwithstanding Section 4.1 of the Plan, an Award to a U.S. Person shall not be a 102 Award.

4.	Shares Available; Other Board Limitations

Notwithstanding the provisions of Section 7 of the Plan, a total of 600,000 Shares, subject to adjustments as set forth in Section 11 of the Plan, shall be available for grant pursuant to this Addendum as ISOs. Shares underlying ISOs that fail to vest or be fully exercised prior to expiration or other termination shall again become available for grant as ISOs pursuant to this Addendum as permitted by applicable law.

Notwithstanding Section 16 of the Plan, no changes by the Board shall, without approval of the Company’s shareholders: (a) increase the total number of Shares available for Award pursuant to this Addendum as ISOs, except by operation of the provisions of Section 11 of the Plan; (b) change the class of persons eligible to receive ISOs pursuant to this Addendum; or (c) extend the date on which ISOs can be granted pursuant to this Addendum beyond the tenth anniversary of the Addendum Adoption Date.

5.	Terms and Conditions of Options

Every Option granted to a U.S. Person shall be evidenced by an Award Agreement in such form as the Board all approve from time to time, specifying the number of Shares that may be purchased pursuant to the Option, the time or times at which the Option shall become exercisable in whole or in part, whether the Option is intended to be an incentive stock option (“ISO”) or a nonqualified stock option (“NSO”) and such other terms and conditions as the Board shall approve, and containing or incorporating by reference the following terms and conditions. The Plan and this Addendum shall be administered in such a manner as to permit those Options granted hereunder and specially designated as an ISO to qualify as incentive stock options as described in Section 422 of the Code.

(a) Duration. In no event shall an Option granted under this Addendum expire later than ten (10) years from its grant date; provided, however, that an Option under this Addendum may expire earlier as provided by the Plan or the Award Agreement; and provided, further, that no ISO granted to an Employee who owns (directly or under the attribution rules of Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any ISO Corporation shall expire later than five (5) years from its date of grant.

(b) Exercise Price. The Exercise Price of each Option shall be as specified by the Board  in its discretion; provided, however, that the Exercise Price shall be at least 100 percent of the Fair Market Value of the Shares on the date on which the Board grants the Option, which shall be considered the date of grant of the Option for purposes of fixing the Exercise Price; and provided, further, that the Exercise Price with respect to an ISO granted to an Employee who at the time of grant owns (directly or under the attribution rules of Section 424(d) of the Code) stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or of any ISO Corporation shall be at least 110 percent of the Fair Market Value of the Shares on the date of grant of the ISO.

(c) Method of Exercise. To the extent that it has become exercisable under the terms of the Award Agreement, an Option may be exercised from time to time in accordance with the Plan by providing notice pursuant to the provisions of Section 27 of the Plan and stating the number of Shares with respect to which the Option is being exercised and accompanied by payment of the Exercise Price in a manner provided by the Plan or Award Agreement, as applicable. If the Participant fails to pay for or to accept delivery of all or any part of the number of Shares specified in his or her notice upon tender of delivery thereof, his or her right to exercise the Option with respect to those Shares not paid for or accepted shall be terminated, unless the Company otherwise agrees.

Notwithstanding Section 8 of the Plan, in no event shall the “net exercise” method be used to exercise an ISO.

(d) Notice of ISO Stock Disposition. The Participant must notify the Company promptly in the event that he or she sells, transfers, exchanges or otherwise disposes of any Shares issued upon exercise of an ISO before the later of (i) the second anniversary of the date of grant of the ISO or (ii) the first anniversary of the date the shares were issued upon his or her exercise of the ISO.

(e) Effect of Cessation of Employment or Service Relationship. The Board shall determine in its discretion and specify in each Award Agreement the effect, if any, of the termination of the Participant’s employment with or performance of services for the Company or any Affiliate on the exercisability of the Option. Because the special United States federal tax rules applicable to ISOs are not generally available to an Option otherwise eligible for ISO treatment if it is exercised at any time later than three (3) months following termination of employment with the Company or an ISO Corporation, such an Option (if otherwise exercisable and actually exercised beyond the three (3) month period) shall be treated as an NSO upon exercise, rather than an ISO, for United States federal tax purposes.

(f) No Rights as Stockholder. A Participant shall have no rights as a stockholder with respect to any Shares covered by an Option until the date of issuance of a stock certificate with respect to, or a book entry record of, the Shares. No adjustment shall be made for dividends, bonus shares or other rights for which the record date is earlier than the date the stock certificate is issued or book entry record is made, other than as required or permitted by the Plan; provided, however, that in no event shall an adjustment be made that would otherwise result in a loss of ISO status or result in adverse tax consequences under Section 409A of the Code.

(g) Transferability of Options. Except as permitted by the Board, and set forth in the terms of a Participant’s Award Agreement, an Option shall not be assignable or transferable by the Participant except by will or by the laws of descent and distribution. During the life of the Participant, an Option shall be exercisable only by the Participant, by a conservator or guardian duly appointed for the Participant by reason of Participant’s incapacity or by the person appointed by the Participant in a durable power of attorney acceptable to the Company’s counsel.

6.	Restricted Stock Units

(a) Delivery. In the case of a U.S. Person, settlement of an RSU shall occur no later than the fifteenth day of the third month following the close of the year in which the Vesting Date occurs; provided, however, that the Board may, in its sole discretion and at the time of grant, provide for the further deferral of payment in an applicable Award Agreement.

(b) Transactions. Notwithstanding the terms of Section 11.3 of the Plan, in the case of outstanding Restricted Stock Units that constitue deferred compensation subject to Section 409A of the Code: (i) if the Award Agreement provides that the Restricted Stock Units shall be settled upon a change in control event within the meaning of United States Treasury Regulation Section 1.409A-3(i)(5), and the Transaction constitutes such a change in control event, then no assumption or substitution shall be permitted and the Restricted Stock Units shall instead be settled in accordance with the terms of the applicable Award Agreement; and (ii) the Board may only undertake actions pursuant to its authority in Section 11.3 of the Plan if the action is permitted or required by Section 409A of the Code without adverse tax consequences to the Participant.

7.	Requirements of Law

All other provisions of this Addendum and the Plan notwithstanding, this Addendum and the Plan shall be administered and construed so as to avoid any person who receives an Award incurring any adverse tax consequences under Section 409A of the Code. The Board shall suspend the application of any provisions of the Plan that could, in its sole determination, result in an adverse tax consequence to any person under Section 409A of the Code.

8.	Forfeiture for Dishonesty or Termination for Cause

Notwithstanding any provision of the Plan to the contrary, if the Board determines, after full consideration of the facts, that

(a) the Participant has been engaged in fraud, embezzlement, theft or commission of a felony in the course of his or her employment by or involvement with the Company or has made unauthorized disclosure of trade secrets or other proprietary information of the Company or of a third party who has entrusted such information to the Company, or

(b) the Participant has violated the terms of any employment, noncompetition, nonsolicitation or proprietary information agreement (each to the extent not otherwise prohibited under applicable law of the states) to which he or she is a party, then the Participant’s rights with respect to an Award shall terminate as of the date of such act, the Participant shall forfeit all unexercised Awards and shall be required to sell to the Company or, in the case the Company is not allowed to repurchase its own shares, to a third party approved by the Company, all or any part of the Shares acquired by the Participant prior to such event, at a price equal to the lesser of their Fair Market Value or the amount paid to the Company upon such transfer or exercise. If a Participant whose behavior the Company asserts falls within the provisions of (a) or (b) above has exercised or attempts to exercise an Award prior to consideration of the application of this Section 8, the Company shall not be required to recognize such exercise until the Board has made its decision and, in the event any exercise shall have taken place, it shall be of no force and effect (and shall be void ab initio) if the Board makes an adverse determination; provided, however, that if the Board finds in favor of the Participant then the Participant will be deemed to have exercised the Award retroactively as of the date he or she originally gave notice of his or her attempt to exercise or actual exercise, as the case may be. The decision of the Board as to the cause of a Participant’s discharge and the damage done to the Company shall be final, binding and conclusive. No decision of the Board, however, shall affect in any manner the finality of the discharge of such Participant by the Company. For purposes of this Section 8, reference to the Company shall include any Affiliate.

9.	Tax Withholding

To the extent required by law, the Company may withhold or cause to be withheld income and other taxes with respect to any income recognized by a Participant by reason of the issuance, exercise or settlement of an Award, and as a condition to the receipt of any Award the Participant shall agree that if the amount payable to him or her by the Company and any Affiliate in the ordinary course is insufficient to pay such taxes, then he or she shall upon the request of the Company pay to the Company an amount sufficient to satisfy its tax.